UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CROSSTEX ENERGY LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

22765U102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Crosstex Holdings LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,095,134
	8.	Shared voting power 0
	9.	Sole dispositive power 17,095,134
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,095,134
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 15.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone / GSO Capital Solutions Fund LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,095,134
	8.	Shared voting power 0
	9.	Sole dispositive power 17,095,134
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,095,134
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 15.7%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone / GSO Capital Solutions Associates LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,095,134
	8.	Shared voting power 0
	9.	Sole dispositive power 17,095,134
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,095,134
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 15.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Holdings I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,095,134
	8.	Shared voting power 0
	9.	Sole dispositive power 17,095,134
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,095,134
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 15.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Special Situations Fund LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 829,528
	8.	Shared voting power 0
	9.	Sole dispositive power 829,528
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 829,528
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Special Situations Overseas Master Fund Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 72,634
	8.	Shared voting power 0
	9.	Sole dispositive power 72,634
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 72,634
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0.07%
14.	Type of reporting person (see instructions) CO

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Capital Partners LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person (see instructions) PN, IA

CUSIP No. 22765U102

1.	Names of reporting persons. GSO Advisor Holdings L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 902,162
	8.	Shared voting power 0
	9.	Sole dispositive power 902,162
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 902,162
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 0.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Holdings I L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,997,296
	8.	Shared voting power 0
	9.	Sole dispositive power 17,997,296
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Holdings I/II GP Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,997,296
	8.	Shared voting power 0
	9.	Sole dispositive power 17,997,296
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) CO

CUSIP No. 22765U102

1.	Names of reporting persons. The Blackstone Group L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,997,296
	8.	Shared voting power 0
	9.	Sole dispositive power 17,997,296
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 22765U102

1.	Names of reporting persons. Blackstone Group Management L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,997,296
	8.	Shared voting power 0
	9.	Sole dispositive power 17,997,296
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) OO

CUSIP No. 22765U102

1.	Names of reporting persons. Stephen Schwarzman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,997,296
	8.	Shared voting power 0
	9.	Sole dispositive power 17,997,296
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 22765U102

1.	Names of reporting persons. Bennett J. Goodman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,997,296
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,997,296
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 22765U102

1.	Names of reporting persons. J. Albert Smith III
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,997,296
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,997,296
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 22765U102

1.	Names of reporting persons. Douglas I. Ostrover
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,997,296
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,997,296
11.	Aggregate amount beneficially owned by each reporting person 17,997,296
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 16.6%
14.	Type of reporting person (see instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Units (“Common Units”), of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”), and amends the initial statement on Schedule 13D filed on December 12, 2013 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 27, 2014, the Issuer delivered a notice of conversion of all outstanding Preferred Units to GSO Crosstex Holdings LLC and, pursuant thereto, issued 17,095,134 Common Units to GSO Crosstex Holdings LLC in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof.

Upon completion of the previously announced merger agreement entered into between the Issuer and Devon Energy Corporation (“Devon”) on October 21, 2013, pursuant to which Devon will combine substantially all of its U.S. midstream assets with the Issuer’s assets to form a new midstream business, EnLink Midstream, Dwight D. Scott, the member of the Board of Directors (the “Board of Directors”) of Crosstex Energy GP, LLC, the general partner of the Issuer, nominated by GSO Crosstex Holdings LLC pursuant to the Board Representation Agreement, is expected to step down from the Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The following disclosure assumes that there are 91,534,187 Common Units outstanding, which number is based on information set forth in the Annual Report of the Issuer on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014, plus 17,095,134 additional Common Units issued to GSO Crosstex Holdings LLC pursuant to the conversion of the Preferred Units.

As of the date hereof, GSO Crosstex Holdings LLC directly holds 17,095,134 Common Units.

As of the date hereof, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd directly hold 829,528 and 72,634 Common Units, respectively.

Blackstone / GSO Capital Solutions Fund LP is the holder of a majority of the membership interests of GSO Crosstex, and in that capacity, directs its operations. Blackstone / GSO Capital Solutions Associates LLC is the general partner of Blackstone / GSO Capital Solutions Fund LP, and in that capacity, directs its operations. GSO Holdings I LLC is the managing member of Blackstone / GSO Capital Solutions Associates LLC, and in that capacity, directs its operations.

GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Units held by the GSO Funds.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds to the extent they directly hold the shares of Common Units reported on this Schedule 13D) is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as disclosed in this Amendment No. 1 and the receipt of 452,185 Preferred Units as a quarterly payment-in-kind distribution on January 31, 2014, none of the Reporting Persons has effected any transaction in Common Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On February 27, 2014, the Board of Directors of the general partner of the Issuer amended the Amended LP Agreement pursuant to the Amendment No. 5 (the “Amendment No. 5”) to reduce the trading volume that is required with respect to the Common Units in order for the

Issuer to force the conversion of the Preferred Units from 250,000 Common Units to 215,000. As amended, the Issuer has the right to force conversion of the Preferred Units beginning on the business day following the distribution for the quarter ended December 31, 2013 (which was February 12, 2014) if (i) the daily volume weighted average trading price of the Common Units is greater than $12.75 per unit for 20 out of the trailing 30 trading days ending on two trading days before the date on which the Issuer delivers notice of such conversion, and (ii) the average trading volume of Common Units exceeds 215,000 Common Units for 20 out of the trailing 30 trading days ending on two trading days before the date on which the Issuer delivers notice of such conversion.

The description of the Amendment No. 5 to the Sixth Amended and Restated Agreement of Limited Partnership of the Issuer in this Item 6 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

10.	Amendment No. 5 to the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of February 27, 2014 (incorporated herein by reference to Exhibit 3.8 to the Annual Report on Form 10-K of the Issuer, filed on February 28, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

GSO Crosstex Holdings LLC

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

Blackstone / GSO Capital Solutions
Fund LP

By Blackstone / GSO Capital
Solutions Associates LLC

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

Blackstone / GSO Capital Solutions
Associates LLC

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

GSO Holdings I LLC

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

GSO Special Situations Fund LP

By: GSO Capital Partners LP, its
Investment Manager

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

GSO Special Situations Overseas
Master Fund Ltd.

By: GSO Capital Partners LP, its
Investment Manager

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.

By: Blackstone Holdings I L.P. , its
sole member

By: Blackstone Holdings I/II GP Inc.,
its general partner

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By: Blackstone Holdings I/II GP Inc.,
its general partner

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley

Name:	John G. Finley

Title:	Chief Legal Officer

Mr. Stephen A. Schwarzman

By:	/s/ Stephen A. Schwarzman

Name:	Stephen A. Schwarzman

Bennett J. Goodman

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney

Name:	Marisa Beeney

Title:	Attorney-in-Fact